                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                           THE SECURITIES ACT OF 1934

                      TRI NATIONAL DEVELOPMENT CORPORATION
                            (name of subject company)

                     SENIOR CARE INDUSTRIES, INC., OFFEROR
(names of filing persons (identifying status as offeror, issuer or other person)

                COMMON STOCK OF TRI-NATIONAL DEVELOPMENT CORPORATION
                         (Title of Class of Securities)

                                   89557H102
                      (CUSIP Number of Class of Securities)

                          SENIOR CARE INDUSTRIES, INC.
                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                       (949) 376-3125 Fax: (949) 376-9117
            (Name, Address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                         Calculation of Registration Fee

            Transaction Valuation*               Amount of Filing Fee
            ---------------------                --------------------

          Stock     $ 2,000,000                          $   500.00
          Warrants  $ 7,000,000                            1,750.00
                                                         ----------
                                       Total:            $ 2,250.00

* (Set forth the amount on which the filing fee is calculated and state how it was determined.) The Transaction Valuation is based upon the market price of the securities to be received by Senior Care Industries, Inc. pursuant to Regulation 230.457(f)(1) with the value based upon the price of the securities subject to the tender as of May 10, 2001 as set forth in Rule Regulation 230.457c. This calculation is based as follows:

Number of potential shares to be tendered: 20,000,000
Price of those shares on May 10, 2001:    $.10

Additionally, for each three shares tendered, the shareholder tendering those shares will receive 1 warrant in Senior Care Industries, Inc. The warrant calculation is based upon Regulation 230.457(g)(2) where the calculation is based upon the warrant price which is $1 per warrant. This calculation is based as follows:

Estimated number of warrants: 7,000,000
Warrant price:                    $1.00

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:
                                          -----------------------
                  Form or Registration No.:
                                          -----------------------
                  Filing Party:
                                          -----------------------
                  Date Filed:
                                          -----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   TABLE OF CONTENTS

ITEM 1 SUMMARY TERM SHEET ....................................... 4

ITEM 2 SUBJECT COMPANY INFORMATION .............................. 5

ITEM 3 IDENTITY AND BACKGROUND OF FILING PERSON ................. 7

ITEM 4 TERMS OF THE TRANSACTION ................................. 17

ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS & AGREEMENTS ... 19

ITEM 6 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS ....... 19

ITEM 7 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION ........ 21

ITEM 8 INTEREST IN SECURITIES OF THE SUBJECT COMPANY ............ 21

ITEM 9 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED .. 28

ITEM 10 FINANCIAL STATEMENTS .................................... 29

ITEM 11 ADDITIONAL INFORMATION .................................. 47

ITEM 12 RECOMMENDATION OF THE BOARD OF DIRECTORS OF TRI-NATIONAL. 47

ITEM 13 EXHIBITS ................................................ 47

SIGNATURES ...................................................... 48

ITEM 1 - SUMMARY TERM SHEET

Senior Care Industries, Inc. [Senior Care] is offering to buy up to 51% of the outstanding Common stock in Tri-National Development Corporation [Tri-National]. The stock of both companies is traded on the Over the Counter Bulletin Board [OTC:BB]. Senior Care is OTC:BB:SENC and Tri-National is OTC:BB:TNAV.

How many shares of Tri-National Development will Senior Care buy?
----------------------------------------------------------------

Senior Care offers to buy up to 51% of the outstanding Common shares of Tri-National Development Corporation, approximately 20,000,000 Common shares of Tri-National.

What is Senior Care paying for the Tri-National shares?
------------------------------------------------------

Senior Care will give 1 Common share of Senior Care Common stock for every 3 shares of Tri-National that are tendered, plus 1 warrant which can be exercised to purchase an additional 1 share of Senior Care Common stock by paying $1 to exercise the warrant option at any time for a period of 1 year.

How long do you have to tender your Tri-National shares?
-------------------------------------------------------

You may tender your Tri-National Common shares at any time after the date this Tender Offer is made until August 31, 2001.

Will there be any subsequent offering to Common shareholders of Tri-National?
------------------------------------------------------------

It is not anticipated at this time that you will be able to tender your Tri-National Common shares after August 31, 2001.

Will the Tender Offer be extended?
---------------------------------

If a total of 51% of the Common shares of Tri-National are not tendered to Senior Care by August 31, 2001, then Senior Care may extend the offer for a longer period of time.

Can I change my mind after tendering my shares?
----------------------------------------------

At any time during the period when the Tender Offer remains open, that is, until August 31, 2001, you may withdraw and not tender your shares. Also, if your Senior Care Common shares and corresponding warrants have not yet been issued, for 40 days after the expiration of the Tender Offer, you may still withdraw and obtain a return of your shares.

Are there any conditions for the completion of the Tender Offer?
---------------------------------------------------------------

Yes, Senior Care must receive tenders from at least 51% of the outstanding shares in Tri-National or Senior Care can opt not to accept any shares.

How do I tender my shares?
-------------------------

If you hold Tri-National Common shares, you must sign and complete the letter of transmittal designating the number of shares of Tri-National you wish to tender in this Tender Offer and send the letter of transmittal, together with your Tri-National Common stock certificates and any other required documents by one of the mailing methods designated in the letter of transmittal, so that it is received by the transfer agent at the address provided on the letter of transmittal before the expiration date of August 31, 2001.

How do I tender my shares if they are held by a broker?
------------------------------------------------------

If your Tri-National Common stock is held by a broker, you should receive instructions from your broker on how to participate in this Tender Offer. Contact your broker directly if you have not already received instructions. Some financial institutions may effect tenders by transferring shares electronically through the Depository Trust Company.

Will my Senior Care shares be free-trading on the Over the Counter exchange?
---------------------------------------------------------------------------

Yes, Senior Care intends to file an S-4 Registration Statement to register both the Common shares and Warrants which it issues pursuant to this Tender Offer.

When will the registration of the shares which I will receive be completed and when can I start selling my shares in Senior Care if I want to do so?
----------------------------------------------------------------

Senior Care intends to file an S-4 Registration Statement at the earliest possible time after this Tender Offer is published and mailed to you. The Registration Statement may not become effective for a period of time after it has been filed. Your stock and warrants in Senior Care will not be issued pursuant to this Tender Offer until the Registration Statement is effective.

What is the price comparison between my shares in Tri-National as opposed to Senior Care as of the date of this Tender Offer?
--------------------------------------------------------------

As of May 10, 2001, prior to the announcement of this Tender Offer, Tri-National Common stock had been trading on the Over the Counter Bulletin Board [OTC:BB:TNAV] at approximately $.10 per share on an average over the last several days. During this same period of time, Senior Care Common stock had been trading on the Over the Counter Bulletin Board [OTC:BB:SENC] at from a high of $3.50 to a low of $2.75 during that same period of time.

What was the book value per share and earnings per share for Senior
Care and Tri-National Common shares before this Tender Offer was announced?
-------------------------------------------------------------------

Book Value per share of Senior Care as of March 31, 2001:       $.973

Book Value per share of Tri-National as of Jan. 31, 2001:       $.245

Diluted Earnings per share of Senior Care as of March 31, 2001: $(.014)

Diluted Earnings per share of Tri-National as of Jan. 31, 2001: $(.0158)

ITEM 2 - SUBJECT COMPANY INFORMATION

Senior Care Industries, Inc. is seeking to purchase up to 51% of the outstanding Common stock of Tri-National Development Corporation.

The name and address of the principal executive offices of Tri-National Development Corporation is:

Tri-National Development Corporation
480 Camino Del Rio South, Suite 140
San Diego, CA 92108
Telephone number: (619) 718-6370

Presently, Tri-National has outstanding a total of 37,685,464 Common shares outstanding and which are the subject of this Tender Offer based upon its most recently filed quarterly report on Form 10QSB which was filed with the Securities & Exchange Commission [SEC] of March 22, 2001. These securities are traded on the Over the Counter Bulletin Board [OTC:BB:TNAV] under the symbol TNAV. Over the last several weeks, this stock has traded at an average bid price of $.10 per share and an ask of $.10 per share. What appears below is a breakdown of the average high and low bid price over the last two years for Tri-National Common stock:

Period                 High       Low
-------------------------------------
2nd quarter 1999       $ .84     $ .40
3rd quarter 1999         .95       .43
4th quarter 1999         .65       .28

1st quarter 2000         .65       .25
2nd quarter 2000         .46       .25
3rd quarter 2000         .31       .14
4th quarter 2000         .10       .06

1st quarter 2001         .11       .06

Tri-National has paid no dividends of any kind since its stock has been traded. Tri-National filed a Registration Statement on December 30, 1999 registering 2,000,000 shares of Common stock pursuant to the 1998 Consultants & Employees Stock Option Agreement by the filing of an S-8 Registration Statement with the SEC. There have been no other registrations of stock within the last 3 years.

Senior Care has never purchased any stock in Tri-National nor do any officers or directors of Senior Care own any stock in Tri-National. However, Senior Care has purchased assets from Tri-National in exchange for preferred stock in Senior Care as is more fully discussed herein in Item 3, Identity and Background of the Filing Person.

It is important to note that management of Tri-National has endorsed this Tender Offer and Senior Care intends to employ certain members of Tri-National management. The employment of management of Tri-National is also discussed in
Item 3, Identity and Background of the Filing Person.

ITEM 3 - IDENTITY AND BACKGROUND OF THE FILING PERSON

Senior Care Industries, Inc. is the entity that is making the tender offer. The address of Senior Care is:

Senior Care Industries, Inc.
410 Broadway, 2nd Floor
Laguna Beach, CA 92651
Telephone: (949) 376-3125 Fax: (949) 376-9117

Our Directors and Executive Officers, as of the date of this Tender
Offer including officers and directors who were in office as of December 31, 2000 but were no longer in office as of this date, and their ages, positions held with the Company, length of time in such positions, and term of office are set forth below:

Name and Age          Current Position       Director Since     Officer Since
------------          ----------------       --------------     -------------
Mervyn Phelan, Sr. 60 Chairman, CEO          March 12, 2001     March 12, 2001
                      Director

Stephen Reeder 50     Chairman, CEO,         August 31, 1999    August 31, 1999
                      President,             Resigned           Resigned as CEO
                      Director               March 12, 2001     March 12, 2001

Richard Hart 52       Vice President,        August 31, 1999    August 31, 1999
                      Director               Term Ended         Term Ended
                                             March 12, 2001     March 12, 2001

Bob Coberly 33        Vice President,        August 31, 1999    VP since August 31, 1999
                      Chief Financial Officer,                  CFO since November 10, 2000
                      Treasurer                                 Treas. since March 12, 2001
                      Director

David Tsai 55         Vice President,                           August 31, 1999

John Cruickshank 60   Vice President                            VP since April 18, 2000
                      Secretary                                 Sec. since November 10, 2000
                      Director               March 12, 2001

Scott Brake 48        Director               August 31, 1999

David Edwards 52      Director               April 1, 2000

John Tanner 36        Director               April 1, 2000

Denzel Harvey 55      Director               April 1, 2000

Bob Eschwege 58       Vice President                            May 20, 2000

The principal occupations and positions for the past several years of each of our executive officers and directors are as follows:

Mervyn Phelan, Sr., Chairman, Chief Executive Officer, Director

Mr. Phelan is a licensed real estate broker in the State of California. Since 1988, he has been a business and lending consultant to a large number of small and mid-sized companies. From approximately 1988 until 1997, during the nationwide recession, he specialized in the field of bankruptcy reorganizations. He has vast experience in the field of preparing businesses and their management team to break into normal financing channels even though the businesses may be financially challenged and under-capitalized. He pioneered innovative purchase and financing techniques for distressed property owners which effectively helped distressed sellers and provided value for new purchasers. In 1985, Mr. Phelan purchased Camino Real Savings & Loan, renamed it First California Savings Bank and aggressively entered the field of apartment building and hospitality-related commercial lending. First California was began making super priority loans in Chapter 11 Bankruptcy cases, also known as priming liens, loans used to save property from liquid- ation. Mr. Phelan=s career in the hospitality industry as a broker, business consultant and acquisition manager has spanned 35 years.

Stephen Reeder: President [Resigned as President Effective March 31, 2001]

Mr. Reeder brings 30 years of real estate development, construction, and investment experience to the company. Mr. Reeder has built and developed over 20,000 units throughout the western United States and will run the day to day operations of the company and head its construction division. In addition, Mr. Reeder has developed and constructed over 6,000 acres of master-planned communities, and developed and built on average, over $100,000,000 annually between 1985 and 1991. Mr. Reeder will run the day to day operations of the

Company with a particular focus on the development division, coordinating and directing the Company's acquisitions of existing and to-be-built properties and the real estate financing for the company.

Mr. Reeder employment for the prior 5 year period has been as an independent consultant and real estate investor, investing for his own portfolio and consulting with clients in their financing of real estate in the Western United States.

Richard Hart: Vice President, Director [Term Ended as Vice President and Director as of March 12, 2001]

Richard Hart has over twenty years of experience in the construction industry, and has been intimately involved with all manners of construction and developmental processes. He is a licensed general contractor in the State of California and is licensed to build all types of residential and wood frame construction commercial property.

During the last five years, Mr. Hart has been the owner and manager of Pacific Communities, a company specializing in the construction and rehabilitation of senior facilities and multi family homes in the Riverside/San Bernardino areas of Greater Los Angeles. Before his involvement with the Company, Mr. Hart served as the construction supervisor and project manager with the following construction and development firms: Van/Hart Performance Builders, La Ban Development, Special Projects, Sunkist Developers, Cal Cor, Regional Real Estate Developers, and Mike Pleman Developments. Mr. Hart will oversee the western United State construction projects for the Company reporting directly to Steve Reeder.

Scott Brake:  Director

Mr. Brake brings 30 years of business experience to the Board of Directors.

Mr. Brake's employment for the prior 5 year period has been as an independent business and financial consultant in Los Angeles, California.

David Tsai: Vice President

Mr. Tsai is a licensed architect. He graduated from Chung Yuan Christian College of Taiwan in 1967 and moved to California in 1969. After receiving his Masters Degree of Architecture at the University of California Berkeley in 1970, Mr. Tsai moved to Los Angeles and began his architectural career in the Southland. Mr. Tsai's extensive commercial development and architectural experience derived from early years when he was employed by various renowned architectural firms in the Greater Los Angeles area. Mr. Tsai has participated in design work of landmark projects in Los Angeles, including the Downtown Hyatt Regency Hotel, the Broadway Plaza, and one of the tallest buildings in Los Angeles, the famous 60-story First Interstate Bank building.

In 1975, Tsai Development and Construction Corp. was founded. In 1977, due to increasing demand, an independent Development and Construction Division was formed, separated from the Architectural Division. He has since developed millions of square feet of commercial/retail, and thousands of multi- family residential units, senior units and single family homes. Mr. Tsai most recently created an efficient design for senior condominium projects and is under construction on numerous senior projects in the state of California, including Evergreen Manor, which is owned by Senior Care Industries Inc.

Mr. Tsai's employment for the prior 5 year period has been as the principal of Tsai Development and Construction, in Monterey Park, California. He is the principal designer and builder of the Evergreen Manor II owned by Senior Care.

Robert Coberly: Chief Financial Officer, Treasurer, Director

Mr. Coberly graduated Magna Cum Laude from the University of San Diego in 1990 with a degree in Business Administration with an emphasis on finance. He brings 8 years of real estate experience to the Senior Care Industries Inc., management team. Mr. Coberly will focus on retail and residential development with the company, utilizing his national network of contacts gained through his years with CB Commercial and Marcus & Millechap. Mr. Coberly has initiated and sold over $100,000,000 in real estate throughout the United States and will focus on the eastern U.S. for the Company. He is a licensed real estate broker.

Mr. Coberly's employment for the prior 5 year period has been as a real estate agent with CB Commercial and Marcus & Millechap, in Los Angeles, California. Recently, he relocated to Capital Realty in South Pasadena, California.

John Cruickshank, Senior Vice President, Secretary, Director

Mr. Cruickshank is a graduate of the University of Vermont and Boston College Law School. For the last 10 years he has been a business consultant working mainly in connection with the law offices of Lawrence R. Young & Associates, P.C. in Downey, California as a consultant to Mr. Young's clients on business affairs. He left that position and joined Senior Care in April of 2000.

David Edwards, Director

David Edwards resides in London, England and is in the international antiques importing business. He was born in London in 1948 and attended school at St. Georges. He was for many years the owner and operator of six major licensed premises in London. He is now retired from that business and spends most of his time in charitable endeavors including acting as trustee and vice-chair of the national charity for children suffering from cancer, the Lennox Appeal, is a member of the Sudbury Rugby Football Club and trustee of the Mountview Drama School.

John Tanner, Director

John Tanner was born in 1964 in Dublin, Ireland, was educated at the Delasalle Brother's School, embarked on a career in hotel management after attending the Royal Marine Hotel Management Course. He presently resides in East Anglia in the United Kingdom and maintains a large stable of horses, trains horses and is a member of the British Show Hack & Riding Association and the British Sports Horse Society. He competes in various horse shows and rides the hunt with the Thorlow in Suffock and, has been awarded a number of hunt buttons by four other hunts in the British Isles.

He presently is also in the antique business, has developed a serious interest in architecture and design. After rebuilding and remodeling Westgate House in Long Melford, he found himself rebuilding and redesigning houses of significance in England, Ireland, Spain and Germany.

Denzel Harvey, Director

Denzel Harvey has been for the last twenty years the owner and operator of Northland Rental & Supply, a heavy equipment rental company in San Dimas, California. His company has an exclusive arrangement with Rent USA to supply equipment to Northland for its customers. He is the brother of Al Harvey, the founder of Rent USA, Inc. Northland is a part of the Disabled Veterans Business Enterprise (DVBE) program in California and by Congress on a Federal level gives an entitlement to disabled veterans on a par with minorities. Denzel Harvey is a disabled veteran. Because of the agreement between Rent USA and Northland, Northland is able to favorably compete on all expenditures for State of California and Federal public works projects. The agreement between Northland and the Rent USA provides for an exclusive marketing arrangement whereby the Rent USA provides the material, equipment and supplies for all of Northland's projects. The agreement is for seven years and is renewable. The agreement is written and signed by both parties. There are only 600 DVBE registered businesses in the California and only one in the heavy construction field according to the Disabled Veterans Alliance. Northland has an advantage over other non DVBE companies when bidding on federally mandated construction projects. The most recent version of the law passed by Congress and by the California State Legislature requires that at least 3% of all contracts let in State and federally mandated projects be to DVBE owned companies.

Bob Eschwege, Vice President and Manager of Noble Furniture

Mr. Eschwege founded Noble Furniture in 1989 and has been with the Company since its inception. He handles all aspects of oversight of manufacture, design, and distribution. He is a master furniture and cabinet maker whose expertise goes far beyond the manufacturing of furniture to the showing and sale of the product to distributors nationwide.

Senior Care's Business Model
----------------------------

Senior Care Industries is a diversified firm consisting of a real estate division, a manufacturing division, and a pharmaceutical, nutriceutical division.

The Company's real estate division invests in, manages, and develops senior housing, develops and manages office and strip malls, and builds quality for-sale and rental, independent living age-restricted communities.

The Company's manufacturing division targets for acquisition, ancillary companies whose products and services are in high demand by Seniors such as medical device manufacturers, specialty food manufacturing companies and furniture manufacturing companies, enabling the firm to service seniors both in and out of its age restricted communities with its own products.

The Company's pharmaceutical and nutriceutical division targets for acquisition pharmaceutical and/or nutriceutical manufacturing companies and web based health products distributors as a feeder to manufacture and sell the products through an "E-commerce" pharmacy. The Company's pharmaceutical division utilizes a program to include a full service web-based senior support system that sells direct to the consumer, related health products in the financial services sector, including life insurance, health insurance, dietary advice, holistic medical alternatives, water and air purification. The Company intends to build a web-site and a support staff offering 24 hour access to these products and services once an acquisition closes.

During the year 2000, Senior Care entered into a binding agreement to purchase Physicians Nutritional Laboratories, Inc., who distributes a line of nutriceuticals designed by doctors.

History of the Company
----------------------

The Company was organized under the laws of the State of Idaho, February 26, 1968, as Golden Chest, Inc., for the purpose of acquiring and developing mineral properties. On April 5, 1999, the board of directors changed the Company name to Senior Care Industries, Inc., and changed corporate situs from Idaho to Nevada. The Company was re-incorporated on August 26, 1999 under the laws of the State of Nevada.

In 1985, the Company merged with TAP Resources, Ltd, (TAP) a British Columbia corporation in a transaction where the Company issued 1.25 shares of Golden Chest Inc common stock in exchange for each share of TAP common stock. At the time of the merger, the Company and TAP were partners in a minerals exploration joint venture. After the merger Golden Chest Inc. was the surviving corporation while TAP Resources was dissolved.

In 1990, the Company merged with Petro Gold Inc, a Washington corporation, in a transaction where the Company issued 3,000,000 shares of Senior Care Industries, Inc. common stock in exchange for all shares of Petro Gold, Inc. common stock. After the merger Senior Care Industries, Inc. was the surviving corporation while Petro Gold, Inc. was dissolved.

In 1999, the company transferred its assets and liabilities to Paymaster Resources Incorporated.

Significant Acquisitions of Senior Care Industries during 1999 and 2000
-----------------------------------------------------------------------

On August 31, 1999, the Company completed an asset purchase agreement where it purchased the assets and liabilities of East-West Developer, Inc. for a note payable of $700,000 and 1,880,122 shares or Senior Care Industries, Inc.'s common stock which was issued directly to the property owners whose properties were sold to the Company through this transaction.

Following the East-West Developer acquisition, Senior Care owned the following properties and assets:

1. a 45% membership interest in a limited liability company which owns a development project in Delran, New Jersey *;

2. a 47 unit senior condominium project in Monterey Park, California known as Evergreen Manor II which was under construction when Senior Care purchased it;

3. land approved for the construction of a 57 unit Senior Apartment Project in Albuquerque, New Mexico;

4. a 25,000 square foot strip center known as Friendly Bear Plaza located in Las Vegas, Nevada;

5. a 32,000 square foot office in Las Vegas, Nevada known as the Pecos Russell Business Center [This project was under construction when Senior Care purchased it];

6. the Company office headquarters building at 410 Broadway in Laguna Beach, California known as Broadway Acacia.

On April 28, 2000, the Company purchased all of the outstanding stock in Noble Concepts Fidelity, Inc., a furniture manufacturing company in San Diego, California. The effective date of the purchase was January 1, 2000 and the income and expense of that corporation is reflected on the first quarter income statement for Senior Care Industries, Inc.

On October 3, 2000, the Company purchased a controlling interest in Equip USA which rents and sells heavy duty construction and mining equipment.

--------------------------------------------------------------------------------
* The Company is involved in litigation regarding its membership interest in Delran and readers are advised to review the Litigation section of the Company's Annual Report on Form 10KSB to get full details regarding that litigation and the Company's potential exposure.
--------------------------------------------------------------------------------

Significant Developments During the Year 2000
---------------------------------------------

The company completed construction on its 47 unit senior condominium project in Monterey Park, California known as Evergreen Manor II and unit sales commenced in January, 2001.

The company also completed its 32,000 square foot office complex in Las Vegas, Nevada, known as Pecos Russell Business Center and rented all available units. This office mall is a significant contributor of rental income to the Company.

Additionally, the Company has rental income from its 25,000 square foot strip mall, also in Las Vegas, Nevada, that is 95% leased to a variety of small businesses.

The Company also owns its headquarters office building in Laguna Beach, California, which it partially rents to tenants and gains additional rental income from that source.

Senior Care is under construction or about to commence construction on projects located in the following communities and states:

1. Senior Care already owns the land where a 57 unit Senior Apartment Project in Albuquerque, New Mexico will be built. The Company has not yet begun construction but where all plans have been approved;

2. a 223 residential lot senior restricted housing development in San Jacinto, California, approximately 40 minutes from Palm Springs and 10 minutes from Hemet, California with title to the property to transfer to Senior Care's wholly owned subsidiary in early May, 2001;

3. Flamingo 55 located in the City of Las Vegas, Nevada at the intersection of Flamingo Blvd. and Freeway 95 where the Company will build 55 senior restricted town homes. Plans were submitted to the Clark County Planning Department on this project in early August, 2000, have been approved and escrow closed on this project transferring title to the property to Senior Care's wholly owned subsidiary, Flamingo 55, Inc. on May 3, 2001.

By far the largest project presently being considered by the Company is the 715 acre project at the Lakes in Pahrump Valley, Nevada. This project which will take nearly 10 years to build eventually will comprise 2 golf courses, 2,000 residential housing units in a mixed use age restricted fully planned community. Escrow on this project was opened in July, 2000 and the plan development process is underway. Senior Care does not yet own title to this property.

On August 7, 2000, the Company agreed to purchase the Bellflower Christian Retirement Center, a 99 unit retirement home in Bellflower, California. Escrow on this sale should close in early July, 2001.

Important Events During the first quarter of 2001
-------------------------------------------------

On March 28, 2001, Senior Care entered into agreements with Tri-National Development Corporation to purchase certain real estate assets of the company and agreed to assume all debt encumbering those real estate assets. The purchase of the assets became effective on April 30, 2001:

1.     THE HILLS OF BAJAMAR

The Hills of Bajamar property is a 2,500-acre parcel located in the Municipality of Ensenada, on the Pacific Ocean side of Baja California, Mexico, roughly 50 miles south of San Diego, California. The purchase contract held by Tri-National which was completed in 1992 through Tri- National's wholly-owned Mexican subsidiary, Planificacion Desarollos de Jatay, S.A. de C.V. ("Planificacion"), provided for an overall purchase price of $6,000,000 for the 2,500 acres ($2,400 per acre or $.60 per sq. meter). Pursuant to that Agreement, the property is being purchased on a gradual basis in 247-acre increments at $600,000 for each increment. As of the date of the Purchase Agreement with Senior Care, Tri-National owned a total of 650 acres. The balance of 1,750 acres is held in a trust with Banco Ixe, with title to additional acres releasable to Tri-National as additional annual $600,000 payments are made. In the event Tri-National is unable to make its scheduled annual payments, the trust is subject to cancellation and the property will be subject to refinancing under which Tri-National may be required to pay a significantly higher price per acre. The balance owing on the remaining 1,750 acres is $4,200,000 at $600,000 annually with no interest until 2003. Senior Care purchased only the present 650 acres owned by Tri-National's Mexican subsidiary together with the right to purchase additional acreage as Tri-National becomes entitled to purchase it.

Under the contract with Senior Care, 650 acres will be conveyed plus 100% of Tri-National's rights under the Option Agreement. The purchase price by Senior Care was $14,950,000, or in the area of $23,333 per acre. Senior Care paid 300,000 shares of Series F Convertible Preferred stock which is convertible into 20 shares of Senior Care Common stock for each share of Series F Preferred on a formula which allows 20% of the Preferred shares to be converted in the 24th month following the acquisition and 20% convertible on each 12th month anniversary date thereafter until all of the Preferred shares have been converted. Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Additionally, Tri-National will receive a 7.5% to 12% participation in the net profits from the development and sale of the property under a formula that is set forth in the contract.

However, Senior Care may repurchase a total of $11,262,481 in Series F Convertible Preferred by the issuance of Series I Preferred stock which will then be issued to Tri-National's Corporate Note holders.

Tri-National originally purchased this property by selling nine-month Corporate Notes at 10% interest per annum which are all now due. The investors principal and interest were guaranteed by Tri-National and bonded by New England International Surety Co., for up to $15 million. Tri-National further collateralized the $15 million in bonding from New England International Surety Co. with a portion of its Hills of Bajamar property and paid over $1,000,000 in bonding fees. As of January 31, 2001 Tri-National had $11,262,481 in Corporate Notes outstanding, of which all were fully due and payable. There are presently approximately 300 holders of these Corporate Notes.

Under the terms of the Agreement with Senior Care, Senior Care will issue to the Corporate Note holders Series I Preferred stock. Series I Preferred stock will pay the Preferred shareholders a cumulative preferred return on their equity of 10% per annum. This return is paid by a 2% gross profit reservation on the sale of lots. Series I Preferred will be registered by the filing of an S-2 Registration Statement with the SEC. The stock will be redeemed for cash through the sale of Hills of Bajamar residential lots, with the Series I Preferred holders receiving 2% of the gross profit dedicated to pay a 50% of the net profits to redeem the shares.

The registration is made necessary due to the fact that Tri-National sold these Corporate Note obligations in reliance on exemptions from the registration requirements of the Securities Act of 1933 and applicable state securities laws. This resulted in Tri-National becoming the subject of a cease and desist order issued by the Wisconsin Securities Division, based on sales of its Notes to Wisconsin residents.

Additionally, Tri-National was required to offer a rescission to California investors requiring Tri-National to repay all California investors their principal only.

Then, the Louisiana Commissioner of Securities commenced an investigation to determine whether Tri-National would be required to refund all investments in the Notes to Louisiana purchasers. The Company issued approximately $1,500,000 in Notes to Louisiana investors.

The nine- month promissory note program was brought to Tri-National by the investment banking firm, Johnson, Richards & Company, Inc., and Tri-National claims that they relied on representations made by that firm that a federal exemption was available under the right terms and conditions. With the proceeds being used for specific projects etc., the Notes were considered commercial paper and exempt from securities registration.

Because Tri-National relied on federal and state exemptions for placement of its Notes, it is possible that other states may find that the Tri-National did not comply with the various blue sky exemptions. The consequences of any such violations may vary from state to state, but could include the requirement that Tri-National rescind some or all of the sales in such states at the request of the affected subscribers and prepare formal registration statements and/or other documentation at the request of the securities regulators. Additionally, Tri-National and/or its officers may be subject to civil and/or criminal fines or penalties including, but not limited to, a sanction with regard to Tri-National's ability to make any public offering in the future.

The Registration of Series I Preferred issued to the Corporate Note holders by Senior Care would remedy this problem and would grant to the Corporate Note holders new guarantees and provisions for payment as well as provisions for payment of interest.

2.   PLAZAS RESORT TIMESHARES AND COMMERCIAL PROPERTY

In December of 1996, Tri-National entered into an acquisition agreement with Valcas Internacional, S.A., to acquire 100% of the stock of Inmobilaria Plaza Baja California, S.A., a Mexican corporation, including its existing assets, which included 16+ developed acres of ocean front land within the Bajamar resort with plans for 328 vacation ownership (timeshare) units for $16,079,055, payable with notes for $9,079,055 and stock.

Senior Care purchased this property for $16,079,055. Senior Care assumed the outstanding mortgage on the property of $9,079,055 and will pay a total of $7,000,000 by issuing 150,000 shares of Series F Convertible Preferred stock. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Additionally, Tri-National will receive a 7.5% to 12% participation in the net profits from the development and sale of the property under a formula that is set forth in the contract.

3.  PLAZA ROSARITO

On November 20, 1998, Tri-National Holdings, S.A. de C.V., a wholly owned Mexican subsidiary of Tri-National, purchased the Plaza San Fernando from Banco Bital with a $1 million cash down payment. In July of 1999, Capital Trust, Inc. of New York, the Company Investment Banker, provided the remaining $8 million necessary to close and complete the escrow.

Tri-National renamed this property, Plaza Rosarito. It is located in the heart of Rosarito Beach in Baja California, Mexico, minutes from the 20th Century fox film studio where "Titanic" was filmed and down the street from the famous Rosarito Beach Hotel. Plaza Rosarito includes 15 acres of undeveloped oceanfront land zoned for the 450-room hotel and convention center, 18 acres of developed land, including 187,500 square feet of existing steel, concrete and marble commercial space.

Senior Care purchased this property for a total purchase price of $13,000,000 for the 15 acre undeveloped ocean front property and $20,200,000 for the 9 acres of developed land where the partially completed shopping center is located. The payment is being made by the issuance of 500,000 shares of Series F Preferred stock in Senior Care which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Additionally, Tri-National will receive a 7.5% to 12% participation in the net profits from the development and sale of the property based upon a formula that is set forth in the contract.

4.  PORTAL DEL MAR CONDOMINIUMS

In February of 1999, Tri-National, through a Mexican subsidiary, Tri-National Portal, S.A. de C.V. signed purchase agreements and provided a $500,000 down payment to acquire Portal Del Mar for $1,250,000. Portal Del Mar is a 123-unit, 2 and 3-bedroom condominium development on 6 acres overlooking the Pacific Ocean in Baja California, Mexico, just south of Rosarito Beach. The 126 ocean view condominiums are in various stages of completion, with approximately 46 completed.

Senior Care purchased a 2/3rds undivided interest in this property for $6,000,000 paying 50,000 shares of Series F Convertible Preferred which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Additionally, Tri-National's Mexican subsidiary will receive a 7.5% to 12% participation in the net profits from the development and sale of the property based upon a formula set forth in the contract.

Senior Care assumed its proportional share of the debt on this property. Senior Care's portion of that debt is approximately $600,000.

Recap of Tri-National Acquisitions:
----------------------------------

Senior Care purchased assets held by Tri-National's Mexican subsidiaries as follows:

Name of Property        Purchase Price          Payment           Conversion           Repurchase Option
--------------------------------------------------------------------------------------------------------

Hills of Bajamar        $14,950,000             300,000 Series F  20% after 24 months  Repurchase option
                                                Preferred         20% each 12 months   30 days on 1st conversion
                                                                  Until all converted  30 days on later conversions

Plazas Resort           $16,079,055             150,000 Series F  20% after 24 months  Repurchase option
Timeshares                                      Preferred         20% each 12 months   30 days on 1st conversion
                                                                  Until all converted  30 days on later conversions

Plaza Rosarita          $33,200,000             500,000 Series F  20% after 24 months  Repurchase option
                                                Preferred         20% each 12 months   30 days on 1st conversion
                                                                  Until all converted  30 days on later conversions

Portal Del Mar          $ 6,000,000             50,000 Series F   20% after 24 months  Repurchase option
                        -----------             Preferred         20% each 12 months   30 days on 1st conversion
                                                --------          Until all converted  30 days on later conversions
Total:                  $70,229,055            1,000,000 Shares
                                               Series F Preferred

1,000,000 shares of Series F Preferred converts into a total of 20,000,000 shares of Senior Care Common stock over the period of the conversion formula.

Based upon the above, Senior Care will obtain assets and assume debt on the Tri-National property acquisition as follows:

Senior Care purchased assets held by Tri-National's Mexican subsidiaries and assumed debt as follows:

Name of Property        Purchase Price          Debt Assumed        Net Assets Acquired
---------------------------------------------------------------------------------------

Hills of Bajamar        $14,950,000                                 $14,950,000

Plazas Resort           $16,079,055             $ 9,079,055         $ 7,000,000

Plaza Rosarito          $33,200,000                                 $33,200,000

Portal Del Mar          $ 6,000,000             $   600,000         $ 5,400,000
                        -----------             -----------         -----------
Total:                  $70,229,055             $ 9,679,055         $60,550,000


ITEM 4 - TERMS OF THE TRANSACTION

Senior Care Industries, Inc. [Senior Care] is offering to trade Common shares of Senior Care for Common shares of Tri-National Development Corporation [Tri-National]. Senior Care will buy up to a total of 51% of the outstanding shares of Tri-National. Senior Care may buy more than 51% of the outstanding shares of Tri-National but Senior Care is not obligated to do so.

The offer to tender your Common shares in Tri-National for Common shares in Senior Care will be available to you from the date of this Tender Offer and shall remain open until August 31, 2001.

As of the most recent report filed by Tri-National with the SEC, Tri- National had a total of 37,685,464 Common shares outstanding. Senior Care guarantees to buy at least 19,219,586 shares. Senior Care may buy more shares than 19,219,586 but it is not required to do so.

Senior Care will pay for each share of Tri-National which is tendered the following:

1 share of Senior Care Common stock for 3 shares of Tri-National Common stock, plus 1 warrant which is convertible into Common stock of Senior Care upon the payment of an option fee of $1.

In the event an insufficient number of shares is tendered within the period from the date of this Tender Offer until August 31, 2001, Senior Care may extend the period of the Tender Offer. It is unlikely that the period will be extended if 51% of the Common stock of Tri-National is tendered prior to that date.

At any time during the period when the Tender Offer remains open, that is, until August 31, 2001, you may withdraw and not tender your shares. Also, if your Senior Care Common shares and corresponding warrants have not yet been issued, for 40 days after the expiration of the Tender Offer, you may still withdraw and obtain a return of your shares.

Senior Care must receive tenders from at least 51% of the outstanding shares in Tri-National or Senior Care can opt not to accept any shares. In the event Senior Care does not receive a sufficient number of shares of Tri-National to meet the 51% requirement, then Senior Care may opt to return all of the shares tendered or Senior Care may opt to continue with the tender, accept the shares tendered and/or extend the option period.

If you hold Tri-National Common shares, you must sign and complete the letter of transmittal designating the number of shares of Tri-National you wish to tender in this Tender Offer and send the letter of transmittal, together with your Tri-National Common stock certificates and any other required documents by one of the mailing methods designated in the letter of transmittal, so that it is received by the transfer agent at the address provided on the letter of transmittal before the expiration date of August 31, 2001.

A copy of the letter of transmittal is attached to this Tender Offer.

If your Tri-National Common stock is held by a broker, you should receive instructions from your broker on how to participate in this Tender Offer. Contact your broker directly if you have not already received instructions. Some financial institutions may effect tenders by transferring shares electronically though the Depository Trust Company.

The Common shares of Tri-National which you are tendering pursuant to this Tender Offer may be free-trading, that is you may have bought it in the Over the Counter market, or it may be restricted pursuant to Rule 144. In any event, Senior Care intends to register the shares which you will be receiving once your stock is tendered pursuant to this Tender Offer.

Senior Care intends to file an S-4 Registration Statement to register both the Common shares and Warrants which it issues pursuant to this Tender Offer.

Senior Care intends to file the S-4 Registration Statement at the earliest possible time after this Tender Offer is published and mailed to you. The Registration Statement may not become effective for a period of time after it has been filed. Your stock and warrants in Senior Care will not be issued pursuant to this Tender Offer until the Registration Statement is effective.

Senior Care expects that the shares which you receive will be traded on the Over the Counter Bulletin Board [OTC:BB:SENC] under the symbol SENC.

ITEM 5 - PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Senior Care has already negotiated and completed the purchase of certain assets of Tri-National which were described above in Item 3, Identity & Background of Filing Person.

The transactions as completed were part of an overall plan whereby Senior Care would purchase certain of the Mexican assets of Tri-National while at the same time, making a Tender Offer to secure control of that company. Additionally, Senior Care intends as part of the overall transaction to assume certain parts of Tri-National's debt which Senior Care will pay through the issuance of Preferred stock to Tri-National's Corporate Note holders with respect to the Hills of Bajamar property and likewise, Senior Care intends to move forward with a similar program to amortize the debt of , Capital Trust, Inc. of New York totaling approximately $8,500,000.

Senior Care will register the shares which it is issuing pursuant to this Tender Offer and will also move to register the preferred stock which it will issue to assume the debt of Corporate Note holders and may do the same with respect to the debt owed by Tri-National to Capital Trust.

Senior Care also intends to employ certain members of present Tri-National management and has entered into employment agreements with each of the following Tri-National executives:

                                    POSITIONS HELD
NAME                    AGE         WITH THE TRI-NATIONAL              SINCE
----                    ---         ---------------------              -----
Michael A. Sunstein     58          Director, CEO &                    1989
                                    President
Gilbert Fuentes         67          Chief Financial Officer            1996
Bersain Gutierrez       43          V.P. Legal Counsel, Mexico         1998
Jason Sunstein          29          Secretary and                      1989
                                    V.P. Investor Relations

MICHAEL A. SUNSTEIN. Mr. Sunstein has been the Chief Executive Officer and a Director of the Tri-National since its founding 1989. Prior to joining the Tri-National, Mr. Sunstein spent 15 years in the housing industry, primarily with Kaufman and Broad Homes, Inc., a New York Stock Exchange listed company, where he served as President of the Midwestern Division and acting President of the East Coast Division. In those capacities he was responsible for the financial, building and delivery of approximately $30,000,000 in housing sales annually. He resigned from Kaufman and Broad and started his own firm in the building and materials and single-family home industry in Michigan, prior to moving to San Diego in 1982.

GILBERT FUENTES. Mr. Fuentes has been the Chief Financial Officer since 1996. He has 25 years of experience in the banking industry. He has held the positions of President and Chief Executive Officer, Senior Vice President, Chief Financial Officer, Treasurer and Comptroller for multi- billion dollar banking organizations. He has authored several articles in the fields of finance and cash management, as well as the 1992 and 1993 Economic Forecast of the United States and Mexico, published by the U.S. Mexico Foundation. Mr. Fuentes has developed innovative cash management systems, investment strategies and strategic financial plans that resulted in millions of dollars of incremental income for his former employers.

LIC. BERSAIN GUTIERREZ. Mr. Gutierrez joined the Company in October of 1998 as V.P. Legal Counsel, Mexico and Director of Mexican Operations. He has been instrumental in negotiating, coordinating title policies, surveys and the filing and approval for Municipal zoning and permits for the Company's real estate projects in Mexico. Prior to joining Tri-National, Mr. Gutierrez held high positions in the Secretaria de Hacienda y Credito Publico (I.R.S. of Mexico), as well as District Attorney for the Federal District of Mexico City. He also held high positions in the Procudaria de Justicia del D.F. (the F.B.I. of Mexico). Mr. Gutierrez graduated with honors from the law school of Universidad Autonoma de Mexico in 1979.

JASON A. SUNSTEIN.  Mr. Sunstein has been Vice President of Investor
Relations for the Company since 1989 and for MRI Medical Diagnostics, Inc.
since 1992. He attended San Diego State University where he majored in Finance and is a licensed securities broker. He is the son of Michael Sunstein.

None of the executives of Tri-National who are being employed by Senior Care hold any stock in Senior Care. However, certain officers of Tri-National who are being employed by Senior Care hold stock in Tri-National which they intend to tender to Senior Care under the terms of this Tender Offer. The ownership of Tri-National officers and directors who will tender their shares to Senior Care or may tender their shares to Senior Care under the terms of this Tender Offer and who have signified to Senior Care that they support this Tender Offer are as follows:

The following table sets forth the ownership of the Common Stock in Tri-National by the officers and directors that Senior Care intends to employ. These stock holdings were reported as of April 30, 2000 (based on a total of 31,647,534 outstanding shares of Common Stock at that time by its officers and directors. This is the last date upon which Tri-National reported the holdings of its officers and directors in an Annual Report by the filing of a Form 10KSB.).

NAME AND ADDRESS OF            SHARES BENEFICIALLY         PERCENTAGE
BENEFICIAL OWNER                     OWNED             BENEFICIALLY OWNED
-------------------            -------------------     --------------------
Michael A. Sunstein                2,063,240                 %6.519
Jason Sunstein                       275,000                  0.869
Gilbert Fuentes                       50,000                  *

Jason Sunstein, as President of Delanorte Investments, Inc. loaned the Company $301,650 during the fiscal year ended April 30, 2000 and was repaid $153,870, leaving a balance due at April 30, 2000 of $147,780. Additionally, Michael Sunstein, as President of Palomar Investments, Inc., loaned the Company $264,150 during the same year and was repaid $142,500, leaving a balance due at April 30, 2000 of $121,650.

Management of Tri-National is supporting the Senior Care Tender Offer. Certain members of Tri-National management will also be employed by Senior Care which creates a conflict of interest between the interest of those persons who are being hired by Senior Care and are, at the same time recommending that Tri-National shareholders accept this Tender Offer.

The transactions which are described above whereby Senior Care obtained certain Mexican properties of Tri-National's Mexican subsidiaries was voted upon by the Board of Directors of Tri-National and was approved by them. The members of the Board of Directors who voted to approve these transactions are among the same persons who will now be employed by Senior Care including Michael A. Sunstein who is Board Chairman and a member of the Board. Mr. Sunstein was not employed by Senior Care when he voted as a member of the Board to support these sales to Senior Care. However, he knew at that time that as a part of the entire package, Senior Care had offered to employ him in the future.

Additionally, on April 30, 2001, Senior Care loaned a total of $35,000 to a subsidiary of Tri-National which was used by the officers of Tri-National to pay certain on going obligations for office and support of the office of Tri-National in San Diego. This loan was made on terms which required Michael Sunstein to pledge his shares of stock in Tri-National as collateral for the loan. Under the terms of this loan agreement, a total of 2,063,240 shares of Tri-National were pledged to Senior Care to secure repayment of the monies loaned. The loan is due 180 days from April 30, 2001 and bears interest at the rate of 10% per annum on the declining balance due.

There was no transfer of the voting rights to the shares pledged as collateral for the loan. Those rights remain with Michael Sunstein. He would loose the voting rights only in the event the collateral is foreclosed for non-payment of the loan on a timely basis.

ITEM 6 - PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The purpose of this transaction is for Senior Care to gain control of Tri-National and thereby be able to coordinate the development of Senior Care age restricted properties and similar properties presently under development by Tri-National.

The Common stock in Tri-National which, if tendered, will be purchased by Senior Care in exchange for Common stock in Senior Care will be held by Senior Care as an investment. It is not contemplated that Senior Care would sell or otherwise transfer the stock which it purchases in Tri-National.

Though it is not contemplated by Senior Care that a merger of Tri- National and Senior Care will result from this purchase of shares in Tri-National by Senior Care, there is no guarantee that Senior Care would not, in future, propose such a merger. Furthermore, it is possible that Senior Care might act to reorganize, liquidate or otherwise change the present structure of Tri-National. There are no present plans to do any of these things. However, Senior Care may, after the Tender is completed, move to do any of these things.

Senior Care also intends to change the Board of Directors of Tri-National once the Tender is complete and providing Senior Care obtains a controlling interest in Tri-National. In all likelihood, Senior Care would substitute the present Board of Directors with Senior Care Board members in combination with certain present Board members of Tri-National.

The present members of the Board of Directors of Senior Care who could become members of the Board of Directors of Tri-National following completion of the Tender are set forth below. This does not guarantee that these will be the persons who would become members of the new Board but it is an indication of the persons who would most likely become members:

In addition to Michael Sunstein who is already a member of the Board of Tri-National, it is anticipated that Gil Fuentes will also become a member of the Board. The biographies of these two individuals was set forth above. In addition, it is likely that the following persons from Senior Care would join the Board in lieu of the present members:

Mervyn Phelan, Sr., Presently Chairman, Chief Executive Officer, Director of Senior Care.

Mr. Phelan is a licensed real estate broker in the State of California. Since 1988, he has been a business and lending consultant to a large number of small and mid-sized companies. From approximately 1988 until 1997, during the nationwide recession, he specialized in the field of bankruptcy reorganizations. He has vast experience in the field of preparing businesses and their management team to break into normal financing channels even though the businesses may be financially challenged and under-capitalized. He pioneered innovative purchase and financing techniques for distressed property owners which effectively helped distressed sellers and provided value for new purchasers. In 1985, Mr. Phelan purchased Camino Real Savings & Loan, renamed it First California Savings Bank and aggressively entered the field of apartment building and hospitality-related commercial lending. First California was began making super priority loans in Chapter 11 Bankruptcy cases, also known as priming liens, loans used to save property from liquid- ation. Mr. Phelan's career in the hospitality industry as a broker, business consultant and acquisition manager has spanned 35 years.

Robert Coberly, Presently Chief Financial Officer, Treasurer, Director of Senior Care.

Mr. Coberly graduated Magna Cum Laude from the University of San Diego in 1990 with a degree in Business Administration with an emphasis on finance. He brings 8 years of real estate experience to the Senior Care Industries Inc., management team. Mr. Coberly will focus on retail and residential development with the company, utilizing his national network of contacts gained through his years with CB Commercial and Marcus & Millechap. Mr. Coberly has initiated and sold over $100,000,000 in real estate throughout the United States and will focus on the eastern U.S. for the Company. He is a licensed real estate broker.

Mr. Coberly's employment for the prior 5 year period has been as a real estate agent with CB Commercial and Marcus & Millechap, in Los Angeles, California. Recently, he relocated to Capital Realty in South Pasadena, California.

John Cruickshank, Presently Senior Vice President, Secretary, Director of Senior Care.

Mr. Cruickshank is a graduate of the University of Vermont and Boston College Law School. For the last 10 years he has been a business consultant working mainly in connection with the law offices of Lawrence R. Young & Associates, P.C. in Downey, California as a consultant to Mr. Young's clients on business affairs. He left that position and joined Senior Care in April of 2000.

It is anticipated that the Common stock of Tri-National will continue to be traded on the Over the Counter Bulletin Board [OTC:BB:TNAV] under the trading symbol TNAV.

Also, it should be noted that Tri-National completed its fiscal year on April 30, 2001 and its Annual Report will be filed on a timely basis with the SEC. There will be no changes in reporting requirements and there is no anticipated change of principal accountant for Tri-National.

Under the terms of the agreement between Tri-National and Senior Care, Senior Care agreed to make a stock tender offer whereby Tri-National shareholders would receive 1 share of Senior Care for each 3 shares of Tri-National tendered plus 1 warrant which could be converted into 1 share of Common stock upon the payment of $1. The warrants are to be valid for a period of 1 year from the date of issue.

Senior Care is to make every reasonable effort to register the stock issued pursuant to the Tender by the filing of an S-4 Registration Statement with the SEC.

Additionally, Senior Care agreed to create a new class of convertible preferred for the purpose of paying Tri-National's approximately 300 Corporate Note holders with notes due in the amount of approximately $11,262,481, that Senior Care would make every reasonable effort to register this new class of preferred, amortizing the preferred stock with payments from the sales of residential lots at the Hills of Bajamar.

Following the completion of the Tender and transfer of all of the properties which were sold to Senior Care by Tri-National, Senior Care agreed to use its best efforts to complete the filing of an SB-2 Registration Statement to raise approximately $15,000,000 through a new stock issue.

By its agreement, Tri-National agreed to hold Senior Care, its officers, directors and shareholders harmless from any and all claims which might arise against Tri-National, its officers and directors.

ITEM 7 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No cash is required to affect the offer. The only cost to the Company is the cost of making the offer for printing and other costs associated therewith.

Senior Care will pay all expenses in connection with this Tender Offer. Legal fees incurred in connection with the preparation of this Tender Offer and the attached Opinion of Counsel are being paid to Lawrence R. Young & Associates, P.C. Additionally, the Company has paid Ludlow & Harrison, CPA's for the financial statements which are attached hereto.

The estimated costs to the Company directly attributable to this Tender Offer are as follows:

Legal Fees                 $   5,000
Accounting Fees               10,000
Mailing & Postage              7,000 (estimate)
Stock Transfer Fees           12,500 (estimate)
                           ---------
Total Costs:               $  34,500

ITEM 8 - INTEREST IN SECURITIES OF THE SUBJECT COMPANY

COMMON STOCK OF TRI-NATIONAL DEVELOPMENT CORPORATION
----------------------------------------------------

The authorized Common Stock of Tri-National consists of 100,000,000 shares of Common Stock without par value. As of the most recently filed Quarterly Report, as of January 31, 2001, there were 37,685,464 shares issued and outstanding.

The Common Stock has full voting rights on all matters for which shareholder approval is required or permitted.

The Common Stock does not possess any preferential right to dividends and therefore is entitled to dividends only when and if dividends on such Common Stock are declared by the Board of Directors, and only from funds legally available therefore.

The holders of common stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; are entitled to shares ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto. Such shares are entitled to one vote per share on all matters which stockholders may vote on at all meetings of shareholders. All shares of common stock are fully paid and nonassessable.

The holders of shares of common stock of the Company do not have cumulative voting rights. Thus, the holders of more than 50% of such outstanding shares, voting for the election of directors can elect all of the directors to be elected, and in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

HOLDERS

As of January 31, 2001, there were approximately 1,024 registered holders of Tri-National's Common Stock.

DIVIDEND POLICY

Tri-National has never declared or paid cash dividends on its Common Stock, and may elect to retain its net income in the future to increase its capital base. The Company does not currently anticipate paying cash dividends on its Common Stock in the foreseeable future.

STOCK FOR VINAS DE BAJAMAR LOTS CONVERSION

During the year end April 30, 1998, the Company carried out a Private Placement to existing shareholders for approximately 4,000 square foot residential lots at the Hills of Bajamar. The cash price per lot was $10,000 and the stock price per lot was 5,000 shares of Common Stock at a value of $2.00 per share. A total of 15 shareholders subscribed to the Private Placement for a total 22 lots, totaling 110,000 shares of Common Stock. In August of 2000, the Buyers selected, on average, 7,000 square foot lots within its Vinas de Bajamar development and the Company cancelled their respective stock certificates.

STOCK ISSUED FOR SERVICES

In an effort to preserve cash, the Company issued a total of approximately 800,000 shares of Common Stock in the Company for services for the year end April 30, 2000. Services included full-time and part-time employees, outside consultants, marketing, architects, engineers, land planners, accounting and legal services, web site design and other professional services.

STOCK ISSUED TO CAPITAL TRUST, INC.

A total of 4,000,000 restricted common shares were issued to Capital Trust, Inc. of New York, in connection with the $8 million loan for the closing of Plaza Rosarito (See "BUSINESS"). The 4,000,000 common shares will be canceled upon repayment of the loan. As these shares were issued for collateral purposes only, they are not included in the issued and outstanding calculations. In addition, 2,000,000 restricted common shares were issued to The A.J. Hester Group.

STOCK ISSUED TO VILLA SERENA

A total of 1,200,000 restricted common shares were issued to Villa Serena Homeowners Association as collateral for a $300,000 loan. The 1,200,000 common shares will be canceled upon repayment of the loan. As these shares were issued for collateral purposes only, they are not included in the issued and outstanding calculations.

STOCK ISSUED TO SILVER POINTE INVESTMENTS, LLC

A total of 2,112,000 were transferred to Silver Pointe Investments, LLC as collateral for a $750,000 loan. The 2,112,000 common shares will be canceled upon repayment of the loan. As these shares were issued for collateral purposes only, they are not used in the issued and outstanding calculations.

STOCK ISSUED TO NORMAN LIZT

A total of 980,000 restricted common shares were issued to Norman Lizt as collateral for a $400,000 loan in connection with the acquisition of the land in San Marcos, California. As these shares were issued for collateral purposes only, they are not included in the issued and outstanding calculations.

WARRANTS GRANTED AND EXERCISED DURING THE YEAR

In 1996, the Company carried out a private placement of 1,945,741 units of the Company at a price of $0.285 per unit for gross proceeds of $521,971. Each unit consists of one common share in the capital of the Company and a two year non-transferable share purchase warrant. Each non-transferable share purchase warrant entitles the holder thereof to purchase one common share in the capital of the Company at any time during the first six months of the term of the warrant at a price of $0.285, at any time during the second six months of the term of the warrant at a price of $0.40, at any time during the third sixmonths of the term of the warrant at a price of $0.55 or at any time during the final six months of the term of the warrant at a price of $0.75. The term of the warrant commenced on the October 30, 1996 and expired on October 30, 1999. As of October 30, 1999, a total of 1,818,495 warrants had been exercised, leaving 127,246 warrants unexercised and expired.

In 1996, the Company also carried out a private placement of 968,020 units at a price of $0.35 per unit for gross proceeds of $338,807. Each unit consists of one common share in the capital of the Company and a two year non-transferable share purchase warrant. Each non-transferable share purchase warrant entitles the holder thereof to purchase one common share in the capital of the Company at any time during the first year of the term of the warrant at a price of $0.40 or at any time during the final year of the term of the warrant at a price of $0.50. The term of the warrant commenced on the October 30, 1996 and October 30, 1998. As of October 30, 1998, a total of 943,145 warrants had been exercised, leaving 24,875 unexercised and expired.

During the year ended April 30, 1998, the Company carried out a private placement of 1,857,332 units for gross proceeds of approximately $669,194. Each unit consists of one common share in the capital of the Company and a one year non-transferable share purchase warrant for a term of one year. Each non-transferable share purchase warrant entitles the holder thereof to purchase one common share in the capital of the Company at any time during the year of the term of the warrant at an average price of approximately $.80 per share. As of April 30, 2000, a total of 28,572 warrants had been exercised and 1,828,760 had expired unercised.

At the year end April 30, 2000 no additional warrants had been issued or outstanding.

PORTAL DEL MAR

The Company offered and completed a private placement of 2,000,000 shares of its common stock from April of 1999 and closed in July of 1999 at an average price per share of $.65, for gross proceeds of roughly $1,250,000. The Use of Proceeds for the private placement was related to the acquisition of Portal Del Mar. The shares issued pursuant to this private placement are restricted securities as defined by Rule 144.

The following table sets forth certain information regarding beneficial ownership of the Common Stock as of April 30, 2000 from the most recently filed Annual Report of Tri-National (based on a total of 31,647,534 outstanding shares of Common Stock) by (1) all persons know by the Company to own beneficially more than 5% of the common stock, (II) each of the Company's Directors, (III) each of the Named Executive Officers, and (IV) all executive officers and directors as a group. Except as otherwise indicated, the Company believes the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

NAME AND ADDRESS OF            SHARES BENEFICIALLY         PERCENTAGE
BENEFICIAL OWNER (1)                 OWNED             BENEFICIALLY OWNED
-------------------            -------------------     --------------------
Michael A. Sunstein (II)(III)      2,063,240                 %6.519
The A.J. Hester Group (I)          2,000,000                  6.320
C/o Josephtal and Co.
200 Park Ave., 24th Fl.
New York, NY  10166
Jerry Parker, M.D. (II)(III)       1,850,857                  5.848
Jason Sunstein (III)                 275,000                  0.869
Paul G. Goss (III)                   125,000                  *
Dr. Robert Rosen (II)                140,000                  *
Jay Pasternak (II)                   121,287                  *
Arthur Lilly (II)                     99,000                  *
Gilbert Fuentes (III)                 50,000                  *
Ted Takacs  (II)                      50,000
Shane Kennedy (II)                     1,200                  *
Advisory Team                      1,242,000                  3.924
All Directors and Officers as
  a Group (IV)                     4,775,584                  15.09
TOTAL OF ABOVE                     8,017,584                  25.34

(1) Except where otherwise noted, the address of the Company's directors and executive officers is c/o Tri-National Development Corp., 480 Camino Del Rio S., Suite 140, San Diego, California 92108.

COMMON STOCK OF SENIOR CARE INDUSTRIES, INC.
--------------------------------------------

Senior Care's authorized stock consists of 50,000,000 authorized shares of Common Stock, par value $.001 per share, 10,046,634 shares of which were outstanding as of March 31, 2001.

Common Stock
------------

Senior Care is authorized to issue a total of 50,000,000 shares of Common stock, $.001 par value. Prior to March 15, 2001, there were a total of 13,399,001 shares outstanding.

On March 12, 2001, the Shareholders at their Annual Meeting authorized the Board of Directors in its discretion to allow a one time reverse split of the common shares of the Company, that reverse split not to exceed a 30 to 1 reverse split of shares. On the same day, the Board of Directors met and authorized a reverse split whereby each owner of 30 shares would receive 1 share as of March 15, 2001. This resulted in the number of common shares outstanding being reduced from 13,399,001 to 446,634 shares outstanding.

At the same meeting, the Board authorized the following common shares to be issued to officers and directors as follows:

1. The Aliso Circle Irrevocable Inter Vivos Trust as part of a package of benefits for Mervyn A. Phelan, Sr., 8,000,000 shares;

2. To various other officers and directors, a total of 1,600,000 shares as a bonus for work done in connection with the Tri-National property acquisition and in lieu of monetary compensation up to and through the date of the authorization. The shares which were authorized and the persons to whom the were issued are as follows:

Robert Coberly, Chief Financial Officer, Treasurer & Director, 400,000 shares; John Cruickshank, Senior Vice President, Secretary & Director, 400,000 shares; Stephen Reeder, former Chairman, CEO and Director, 200,000 shares; Bob Eschwege, Vice President and Plant Manager, 300,000 shares; Scott Brake, Vice President & Director, 200,000 shares; Denzel Harvey, David Edwards and John Tanner, 100,000 shares each as Directors.

3. Then on April 19, 2001, an additional 3,013,548 Common shares were issued to consultants who worked on various acquisitions for the Company including the San Jacinto, California transaction and other acquisitions in Las Vegas, Nevada.

4. On the same date, a total of 250,000 Common shares were issued to the sellers of the Flamingo 55 project in Las Vegas, Nevada.

As of the date of this Offer, Senior Care had a total of 13,310,182 shares outstanding.

The following sets forth the number of shares of our Common Stock beneficially owned by (i) each person who, as of April 20, 2001, known by us to own beneficially more than five percent (5%) of our Common Stock; (ii) our individual directors and (iii) our officers and directors as a group.

NAME AND ADDRESS                     AMOUNT AND NATURE OF             PERCENT OF
OF BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP (1)(2)(3)   CLASS
-------------------                  ---------------------------      ----------
(i) Craig Brown                      1,041,183                        7.8%
    410 Broadway, Suite 203
    Laguna Beach, CA 92651

    Brian Eisberg                    1,004,516                        7.5%
    8 Vineyard Court
    Novato, CA 94947

    Michael Austin                   1,004,516                        7.5%
    1550 Bellwood
    San Marino, CA 91108

(ii) Mervyn A. Phelan, Sr.           8,000,000 restricted            60.0%
     Chairman, Chief Executive
     Officer and Director

(iii) Officers and Directors
      as a group                     1,620,667                       12.2%
      (not including Mervyn A. Phelan, Sr.)

(1)      All ownership is beneficial and of record, unless indicated otherwise and includes shares issuable upon exercise of outstanding options, warrants or other common stock equivalents which are exercisable within 60 days.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) There were no transactions, or series of transactions, during fiscal 1999 or 2000, nor are there any currently proposed transactions, or series of transactions, to which we are a party, in which the amount exceeds $60,000, and in which to our knowledge any director, executive officer, nominee, five percent or greater shareholder, or any member of the immediate family of any of the foregoing persons, has or will have any direct or indirect material interest.

ITEM 9 - PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

SOLICITATIONS & RECOMMENDATIONS:

No person has been employed by the Company to make solicitations or recommendations regarding this Tender Offer. You should make your decision concerning this matter from the Offer itself and no other person will contact you regarding it.

USE OF TRI-NATIONAL EMPLOYEES:

Senior Care may use Michael Sunstein, Gil Fuentes and Jason Sunstein from Tri-National in connection with this transaction. Each of them will receive a salary and may also receive stock options from Senior Care once they become Senior Care employees and are eligible to participate in the 2001 Stock Option Plan for Senior Care officers and directors. As yet, no written employment contracts have yet been firmly negotiated or executed by any of the parties.

LEGAL MATTERS:

The validity of Series G Preferred offered hereby will be passed upon for the Company by Lawrence R. Young & Associates, P.C., Lawrence R. Young, Esq. whose address is 9530 E. Imperial Highway, Suite K, Downey, CA 90242-3041.

ACCOUNTANTS & AUDITORS:

The balance sheets as of December 31, 1999 and December 31, 2000 and the statements of operations, shareholders' equity and cash flows for the periods then ended were prepared by Ludlow & Harrison, A CPA Corporation, independent accountants, given on the authority of that firm as experts in accounting and auditing.

STOCK TRANSFER AGENT:

The Stock Transfer Agent who will handle this transaction and any questions regarding the surrender of Common shares and execution of the Subscription Agreement should be addressed to:

First American Stock Transfer, Inc.
1717 E. Bell Road, 2-155
Phoenix, AZ 85022
Telephone: (602) 485-1346

ITEM 10 - FINANCIAL STATEMENTS

                          Senior Care Industries, Inc.

                              FINANCIAL STATEMENTS
                       December 31, 1999 and December 31, 2000

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

INDEPENDENT AUDITOR'S REPORT                                                 30

BALANCE SHEET - ASSETS                                                       31

BALANCE SHEET - LIABILITIES AND SHAREHOLDER'S EQUITY                         32

STATEMENT OF OPERATIONS                                                      33

STATEMENT OF STOCKHOLDERS' EQUITY                                            34

STATEMENT OF CASH FLOWS                                                      35

NOTES TO THE  FINANCIAL STATEMENTS                                           36

Ludlow & Harrison
A CPA Corporation
3545 Camino Del Rio South, Suite D
San Diego, CA 92108

INDEPENDENT AUDITOR'S REPORT

Board of Directors                                                May 22, 2000
Senior Care Industries, Inc. (the Company)
410 Broadway, 2nd Floor
Laguna Beach, CA 92651

We have audited the Balance Sheet of Senior Care Industries, Inc., as of December 31, 1999 and December 31, 2000 and the related Statements of Operations, Stockholders' Equity and Cash Flows for those years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Senior Care Industries, Inc., as of December 31, 1999 and December 31, 2000, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ Ludlow & Harrison
---------------------
Ludlow & Harrison
A CPA Corporation

                           SENIOR CARE INDUSTRIES, INC.

                                  BALANCE SHEET

                                     ASSETS

                                        December 31, 1999      December 31, 2000
                                        -----------------      -----------------

CURRENT ASSETS:

Cash                                         $    38,117          $      43,485
Notes Receivable                                                         57,903
Accounts Receivable                                                     714,526
Inventory                                                               553,250
Deposits
 Equipment Deposits                                                       1,275
 Real Estate Deposits                                                   141,700
Prepaid Federal Income Tax                                                1,400
Prepaid State Income Tax                                                 15,720
Other Current Assets                                                     16,164
Prepaid expenses                                   2,550                  8,968
                                          ---------------         --------------

Total current assets                              40,667              1,554,391
                                                                  --------------

FIXED ASSETS:

Machinery & Equipment                                                   134,835
Office Equipment                                                         17,681
Leasehold Improvements                                                   28,933
Capitalized Equipment Leases                                             50,673
Less: Accumulated Depreciation                                          (51,084)
                                                                  --------------
Total Machinery, Equipment & Leasehold Improvements                     181,038

Real Estate
 Construction in Progess-Capitalized Interest                           839,951
 Construction in Progress                     13,744,857             14,889,307
 Rental Property                               1,800,000              1,800,000
 Capitalized Expenses on Real Estate Projects                         2,251,198
Less: Accumulated Depreciation                   (22,222)               (44,284)
                                          ---------------         --------------
Total Real Estate                             15,522,635             19,736,172
                                          ---------------         --------------
Total Fixed Assets                            15,522,635             19,917,210

OTHER ASSETS:

Goodwill Noble Furniture                                              1,732,240
Investment in Rent USA, Inc.                                          2,250,000
Investment in LLC                              3,234,000              3,234,000
Less: Accumulated Amortization                                          (76,088)
                                          ---------------         --------------
Total Other Assets                             3,234,000              7,139,252
                                          ---------------         --------------
TOTAL ASSETS                              $   18,797,302          $  28,610,854
                                          ===============         ==============

See accompanying notes and auditor's report.


                          SENIOR CARE INDUSTRIES, INC.

                                  BALANCE SHEET

                       LIABILITES AND STOCKHOLDERS' EQUITY

                                                 December 31, 1999       December 31, 2000
                                                 -----------------       -----------------
CURRENT LIABILITIES:

Accounts Payable                                                             $    462,585
Accrued Payroll Payable                                                            11,178
Garnishment Payable                                                                   552
Payroll Taxes Payable                                                               7,597
Accrued State Income Taxes Payable                                                  4,090
State Sales Tax Payable                                                               512
Notes Payable, Current Portion                                                     23,074
Reserve Accounts                                                                    4,995
Current Portion Real Estate Loans                          200,110
                                                     --------------          -------------
Total Current Liabilities                                  200,110                514,584

LONG TERM LIABILITIES

Notes Payable, Non Current Portion                         700,000              2,561,021
Real Estate Loans Payable                                8,935,613             13,024,623
                                                     --------------          -------------
Total Long Term Liabilities                              9,635,613             16,100,228
                                                     --------------          -------------

TOTAL LIABILITIES                                       10,600,946             16,100,228
                                                     --------------          -------------

STOCKHOLDERS' EQUITY:

Series A convertible preferred stock, $.001 par value
34,500 shares issued and outstanding                            34
Series B convertible preferred stock, $.001 par value
400,000 shares issued and outstanding                          400
Series D convertible preferred stock, $.001 par value
2,000,000 shares authorized and outstanding                                        2,000
Common stock, $0.001 par value, 50,000,000 shares
authorized, 6,662,154 shares issued and outstanding          6,662
13,399,001 shares issued and outstanding                                          13,399
Additional paid in capital                              10,262,533            14,639,861
Accumulated deficit                                     (2,073,273)           (2,144,634)
                                                     --------------          -------------

Total stockholders' equity                               8,196,356            12,510,634
                                                     --------------          -------------

TOTAL LIABILITES AND STOCKHOLDERS' EQUITY            $  18,797,302          $ 28,610,854
                                                     ==============          =============

See accompanying notes and auditor's report.


                               SENIOR CARE INDUSTRIES, INC.

                                 STATEMENTS OF OPERATIONS

                                      For Years Ended

                                                              December 31, 1999 December 31, 2000
                                                              ----------------- -----------------
REVENUES:

Property rental                                                 $   100,428       $   687,321
Sales                                                                               5,416,210
Other Income                                                                            1,750
Sales Returns & Discounts                                                            (135,605)
Interest Income                                                                         4,943
                                                                ------------      ------------
Total Income and Net Sales                                          100,428         5,974,619

Less: Cost of Goods Sold
 Beginning Inventory                                                                  746,157
 Materials, wood                                                                    1,604,900
 Materials, other                                                                     711,174
 Labor                                                                              1,005,100
 Insurance, Workmen=s Compensation                                                    109,557
 Payroll Taxes                                                                         97,480
 Freight                                                                               39,587
 Depreciation                                                                          51,084
 Insurance, General Liability                                                          14,492
 Repairs and Maintenance                                                               43,401
 Small Tools                                                                           16,073
 Shop Supplies                                                                        116,065
 Rent                                                                                 229,370
Less: Ending Inventory                                                               (553,250)
                                                                ------------      ------------

Total Cost of Goods                                                                 4,231,730

COSTS AND EXPENSES:

Selling, general and administrative                                 314,080         1,811,027
State Income Tax                                                                        3,223
                                                                ------------      ------------
         Total costs and expenses                                   314,080         1,814,250
                                                                ------------      ------------

Net Loss before loss on discontinued operation                     (213,652)          (71,361)

Loss on discontinued operation, net of tax of $0                    (20,816)                0
                                                                ------------      ------------

Net Loss                                                        $  (234,468)      $   (71,361)
                                                                ============      ============

Weighted average number of common shares outstanding:
                  Basic and diluted                               4,784,546        13,399,001
                                                                ============      ============
   Net Profit or loss attributable to common shareholders per share:
                  Basic and diluted                             $     (0.05)      $    (0.005)
                                                                ============      ============

See accompanying notes and auditor's report.



                          SENIOR CARE INDUSTRIES, INC.

                             STATEMENT OF CASH FLOWS

                               For the Year Ended

                                                           December 31, 1999  December 31, 2000
                                                           -----------------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss                                                    $   (234,468)      $    (71,361)

Adjustments to reconcile net income to net cash used in operating activities:

Depreciation expense                                              22,222             73,147
Amortization expense                                                                 76,988
Loss on discontinued operation                                    20,816

Changes in operating assets and liabilities:
Inventory                                                                          (553,250)
Accounts Receivable                                                                (772,420)
Prepaid expenses                                                  (2,550)          (182,677)
Accrued interest expense                                          65,333
Accounts Payable                                                                    314,583
                                                            -------------      -------------
         Net cash used in operating  activities                 (128,647)        (1,114,999)
                                                            -------------      -------------
CASH FLOWS FROM INVESTING ACTIVITIES:

Costs of real estate construction                             (3,884,857)        (4,235,600)
Acquisition of Noble fixed assets                                                  (232,199)
Acquisition of Noble goodwill                                                    (1,732,240)
Investment in Rent USA                                                           (2,250,000)
                                                            -------------      -------------

         Net cash in investing activities                     (3,884,857)        (8,449,962)

CASH FLOWS FROM FINANCING ACTIVITIES

Common stock and paid in capital transactions                      5,000          4,385,631
Proceeds from construction/real estate and other loans         4,045,789          5,184,658
                                                            -------------      -------------

         Net cash provided by financing activities             4,050,789          9,570,329
                                                            -------------      -------------
Net increase  in cash                                             37,285              5,368

Cash at beginning of period                                          832             38,117
                                                            -------------      -------------
Balance at end of period                                    $     38,117       $     43,485
                                                            =============      =============
Supplemental disclosure of cash flow information
Cash paid during the year for:
                  Interest expense,
                  Net of amounts capitalized                $     81,433       $    758,518
                                                            =============      =============

Supplemental disclosure of non-cash
investing and financing activities:
The Company acquired the following assets
and assumed liabilities for
common and preferred shares during the year for:
                  Real estate                            $11,660,000
                  Investment in LCC                        3,234,000
                  Investment in Stock                      3,982,240
                  Real estate loans                       (5,789,824)
                  Note payable                              (700,000)
                                                        ------------           ------------
                                                         $ 8,404,176           $ 3,982,240
                                                        ============           ============

See accompanying notes and auditor's report.


                                                        SENIOR CARE INDUSTRIES, INC.

                                                STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                               For the Years Ended December 31, 1999 and 2000

                              Series A          Series B         Series D                       Additional                 Total
                          Preferred Stock  Preferred Stock   Preferred Stock   Common    Stock    paid-in  Accumulated Stockholder's
                          Shares   Amount  Shares    Amount  Shares    Amount  Shares    Amount   capital    Deficit      Equity
                          ----------------------------------------------------------------------------------------------------------
Balances as of
December 31, 1998
and 1997                    34,500      34        -   $    -     -       -       182,032     182  1,860,237  (1,838,805)     21,648

Common stock
issued for cash                  -       -        -        -     -       -     5,000,000   5,000          -           -       5,000

Stock issued for net
assets  purchased from
East-West Community
Developer, Inc.                  -       -  400,000      400     -       -     1,480,122   1,480   8,402,296          -   8,404,176
(as restated - see Note 2)

Net loss December 31, 1999       -       -        -        -     -       -             -     -             -   (234,468)   (234,468)
(as restated - see Note 2)

Balances as of
December 31, 1999           34,500      34  400,000      400     -       -     6,662,154  $6,662  10,262,533 (2,073,273)  8,196,356
                           ---------------------------------------------------------------------------------------------------------
Conversion of
Series A Preferred         (34,500)    (34)                                      172,500     172                                172

Conversion of
Series B Preferred                         (400,000)    (400)                  2,000,000   2,000                              2,000

Stock Issued for
Purchase of Assets                                           2,000,000  2,000    750,000     750   5,434,750              5,436,750

Stock Dividend
11 shares for 10                                                               1,132,411   1,133  (1,131,278)            (1,131,273)

Stock Issued to
Consultants, Officers
& Directors                                                                    2,540,772   2,541    (500,192)              (500,192)

Regulation S Stock
issued to Europeans                                                              141,164     141      72,284                 72,234

Net Loss December 31, 2000                                                                                      (71,361)    (71,361)
Balances as of
December 31, 2000            -       -        -        -    2,000,000  2,000  13,399,001  13,399  14,066,736 (2,144,634) 12,510,626
                           =========================================================================================================


See accompanying notes and auditor's report.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                      December 31 1999 and December 31, 2000

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized February 26, 1968 under the laws of the State of Idaho as Golden Chest, Inc. ("the Company"). During all of 1998 and through April 1999, the Company was inactive.

On April 2, 1999, the Company transferred its existing assets which consisted of patented mining claims to Paymaster Resources Incorporated. There were no liabilities. The book value of these assets was $20,816, which is recorded as a loss from discontinued operations in the accompanying statement of operations for 1999.

On April 2, 1999, the Company Board of Directors authorized a 1 for 100 reverse stock split of the Company's $0.10 par value common stock. On April 3, 1999, the Company's Board of Directors approved increasing the authorized common stock to 25,000,000 shares at $0.001 par value and increasing the authorized preferred stock to 5,000,000 shares at $0.001. For purposes of comparison, all financial statements reflect the retroactive effects of the reverse split and the changes in par value and authorized common and preferred stock.

On April 30, 1999, the Company completed an asset purchase agreement where it purchased the assets and assumed the liabilities of East-West Developer, Inc. ("East-West") for a note payable of $700,000, 1,480,122 shares of common stock, and 400,000 shares of Series B preferred stock. The Series B preferred stock was converted on April 5, 2000 to common stock in the Company. The total value of the acquisition of $8,404,176 was based on the book value of net assets of East-West which Senior Care received, which consist of real estate assets that were recently appraised and related real estate loans. Management felt that the recent appraisals where sufficient determinants of value as of the acquisition date.

On August 26, 1999, the Company changed its name to Senior Care Industries, Inc. and the corporate situs to Nevada.

The Company previously reported its financial statements under SFAS 7 as a developmental stage company. During fiscal 1999, the Company was no longer considered in the development stage as it has generated income from its intended sources since that year.

The Company had a net loss of ($71,361) for the year ended December 31, 2000 which increased its accumulated deficit to ($2,144,634) as of that date. Management believes its rental operations, acquisitions and anticipated sales of condominium units beginning in the first quarter of 2001 will be sufficient to fund its operations and meet its working capital requirements through the end of 2001 and beyond. There is no assurance that the Company will be able to generate sufficient revenues or obtain sufficient funds where needed, or that such funds, if available, can be obtained on terms satisfactory to the Company.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies for investments in other entities:

Senior Care has investments in the Delran Associates, LLC, Noble Furniture and Rent USA.

The Delran investment was part of the East-West Developer asset acquisition and was based on the book value of net assets which Senior Care received, which consist of real estate assets that were recently appraised. Senior Care received a 45% membership interest in that limited liability company.

The purchase of Noble Furniture was valued based upon an appraisal of the assets of that company and the number of shares of Senior Care Common stock given was based upon the market price of those shares as of the date the transaction was completed. The difference between the value of the assets and the value of the stock paid was considered good will and is being amortized over a period of 15 years. In that transaction, Senior Care obtained all of the outstanding shares of Noble Furniture and it is now a wholly owned subsidiary.

Senior Care purchased common stock in Rent USA in exchange for Series D Preferred stock in Senior Care. The value of the transaction was based upon the book value of Rent USA as of September 30, 2000, which was the most recent financial statements available prior to the effective date of the transaction. Senior Care obtained approximately 43.5% of Rent USA which, according to those financial statements had a net asset value of $2,250,000 as of October 3, 2000.

On a quarterly basis, Senior Care management assesses whether there is likely to be any impairment of its value in its investments in Rent USA or Delran. Whether there is any impairment is determined after reviewing the financial statements of those entities and making a determination as to whether in the view of management, the investment is impaired for any reason. If the investment is considered impaired, then management should inform its principal accountant accordingly and adjustments to the value of the asset will be made on the financial statements.

General accounting polices and procedures are as follows:
---------------------------------------------------------

a. Senior Care records revenues from real estate sales when the escrow on the real estate transaction closes, that is when title has passed to the buyer and Senior Care receives the money it is owed on the transaction. No real estate sales had occurred as of the end of the period reported here. No policy has yet been developed on the value of property held for resale and whether the value of that property may be impaired as a result of not being able to sell it. Once the Company has some experience in the resale of property held for resale, then such a policy will be developed.

     As to rental income, rent is treated as received when it is actually received.

     The only sales which Senior Care had during the reporting period were from furniture sales at Noble Furniture. Sales are recorded when the furniture is delivered to the customer.

b. The Company has not yet adopted any policy regarding payment of dividends. No cash dividends have been paid since inception.

c. The cost of buildings and improvements are depreciated over the estimated useful life when they are placed in service. The Company utilizes the straight-line method of depreciation calculated over thirty years.

d. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                      December 31 1999 and December 31, 2000

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES, CONTINUED

e. The Company is required to estimate the fair value of all financial instruments included on its balance sheet at December 31, 2000. The Company considers the carrying value of such amounts in the financial statements (cash, real estate loans and note payable) to approximate their fair value due to the relatively short period of time between origination of the instruments and their expected realization and interest rates, which approximate current market rates.

f. The Company has net operating loss carry forwards as of December 31, 2000 that results in a deferred tax asset of approximately ($2,144,634). The Company has recorded a valuation allowance of against this asset in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for income taxes." The Company will review its need for a provision for income taxes after each operating quarter and each period for which a statement of operations is presented. The Company's marginal tax rate is 0% as a result of the valuation allowance.

g. Basic net income per common share is computed by dividing the net income available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Incremental common shares issuable upon the exercise of convertible preferred stock and options, are included in the computation of diluted net income per common share to the extent such shares are dilutive.

h. The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. At December 31, 2000, management determined that there has been no impairment of the Company's long-lived assets. There can be no assurance, however, that market conditions will not change or demands for the Company's services will continue which could result in future long-lived asset impairments.

i.   Inventories are stated at cost determined using the first-in, first-out
     (FIFO) method, but not in excess of market. Inventories consist of raw materials, work-in process and finished goods. Costs include materials and direct labor. Inventories as stated on these financial statements are net after a deduction for doubtful accounts. Doubtful accounts from experience are a minor amount and for that reason, have not been stated separately.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 3 - REAL ESTATE

Real estate is made up of the following at

                                     December 31, 1999    December 31, 2000
                                     -----------------    -----------------

Rental property                        $ 1,800,000           $ 1,800,000
Capitalized Construction Interest                                839,951
Capitalized Expenses                                           2,251,199
Construction in progress                13,744,857            14,889,306
Less: Accumulated Depreciation                                   (44,285)
                                      ------------          ------------
                                       $15,522,635           $19,736,172
                                      ============          ============

Senior Care did not begin capitalizing construction expenses and interest pursuant to Statement of Financial Accounting Standards No. 34 until January 1, 2000.

Senior Care capitalized the following on construction projects during 2000:

Breakdown of Capitalized Expenses:

San Jacinto 223 Home Project                                        $   113,068
Pahrump 3,500 Home Project                                              120,390
Flamingo 55 Town Home Project                                            56,410
Signature Properties, New Mexico                                         37,362
Bellflower Christian Center                                              16,010
Evergreen Manor II                                                      213,077
Pecos Russell Business Center                                         1,567,134
Friendly Bear                                                            37,683
Broadway-Acacia                                                           7,285
Other Projects under consideration not yet identified                    82,780
                                                                   ------------
Total                                                                 2,251,199

                          SENIOR CARE INDUSTRIES, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 4 - MORTGAGE DEBT

The Company had the following mortgage obligations as of December 31, 2000 as summarized below.

Friendly Bear Property
----------------------
A secured term loan with a bank, bearing interest at 8.5%, payable in equal monthly installments of $17,312.
Balloon payment due 2009.                                            $2,139,435

Signature Property
------------------
A construction loan with a mortgage company, bearing
interest at 12.5% payable in interest only monthly installments
of $26,695. Balloon payment due June 1, 2003.                         2,297,025

Pecos Russell
-------------

A construction loan with a mortgage company, bearing
interest at 12.5% payable in interest only monthly
installments of $11,219. Balloon payment due January
2000. The loan was refinanced with a bank bearing
interest at 9.25% payable in monthly installments of
principal of $9,400 plus interest through December
2009. Balloon payment due January 2010.                               2,753,478

Broadway Property
-----------------
A 1st trust deed loan with a bank, bearing interest at 8.375%
payable in monthly installments
of principal and interest of $7,116 through March 2027.                 692,079

A 2nd trust deed loan with a bank, bearing interest
at 11% payable in monthly installments of principal
and interest of $2,200 through January 2001. Balloon
payment due February 2002.                                              311,789

Evergreen Manor Property
------------------------
A construction loan with a bank, bearing interest
at prime plus 1.25% payable in interest only monthly
installments of $17,538. Balloon Payment due
February, 2002.                                                       4,830,817
                                                                    ------------
Total                                                               $13,024,623
                                                                    ============
Maturities of mortgage notes payable are as follows:

         2002                                                     5,142,606
         2003                                                     2,467,925
         2004 and thereafter                                      7,610,531
                                                                ------------

                                                                $13,024,623
                                                                ============

In addition, the Company as part of the asset purchase agreement with East- West Community Developer, agreed to issue to a non-related third party a $700,000 note with principal and accrued interest due on March 29, 2002. The note has no pre-payment penalty and an interest rate of 14%. The Company also has a secured credit line with Celtic Capital secured by inventory and accounts receivable of Noble Furniture and an unsecured credit line with American Auditors, LLC. Outstanding balances on the Celtic and American Auditors credit lines as of December 31, 2000 totaled $1,888,667.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                      December 31 1999 and December 31, 2000

NOTE 5   OTHER SECURED DEBT

Noble Furniture has a credit line with Celtic Capital which is secured by inventory and accounts receivable under the terms of which Noble can borrow 50% of current inventory and 80% of eligible accounts receivable. Eligible accounts receivable are receivables which are due within a period of 60 days. Celtic also allows a portion of Noble's equipment also to act as collateral. The weighted average interest rate on borrowings under the Celtic credit line was 12% during the year 2000.

Senior Care also has a credit line with American Auditors, LLC but that credit line is not secured by any assets of Senior Care.

Senior Care also has an unsecured note which it owes to East-West
Community Developer, which in turn owes the money to International Thermal Packaging, Inc.

The balances due on these credit lines as of the end of the years were as follows:

                                     December 31, 1999       December 31, 2000
                                     -----------------       -----------------

Celtic Capital
        Accounts Receivable                                    $  408,028
        Inventory                                                  83,000
        Equipment                                                  93,700
                                                               ----------
        Total Celtic Capital:                                     584,728
American Auditors                                               1,276,293
East-West Community Developer        $    700,000                 700,000
                                     ------------              ----------
Total Other Loans:                   $    700,000              $2,561,021
                                     ============              ==========

NOTE 6 - COMMON STOCK

On May 1, 2000 the Company purchased Noble Furniture for 750,000 shares of Company common stock valued at $3,187,500. The combination has been accounted for by the purchase method. Accordingly, the Company recorded assets acquired at their fair values. The Company accounted for the acquisition under the purchase method of accounting and recorded a total of $1,732,240 in goodwill, which is being amortized over 15 years. The difference between the actual purchase price and the amount of goodwill is the appraised value of the equipment and other tangible assets which Noble owned at the time the company was purchased. No intangibles were included in that determination.

The Articles of Incorporation authorize 50,000,000 shares of common stock. As of December 31, 2000, the Company had a total of 13,399,001 shares outstanding. It should be noted here that on March 15, 2001, a 30 to 1 reverse split reduced the number of outstanding shares from that amount to 446,634.

NOTE 7 - PREFERRED STOCK

SERIES A
--------
As of April 2, 1999 the Company had 34,500 of its Series A preferred stock, convertible at .12 shares of the Company's $0.001 par value common stock for 1 share of preferred. The Series A preferred shares have no preferences for the payment of dividends or liquidation preferences. Those shares were converted to 172,500 shares of common stock on April 5, 2000. There are presently no Class A Preferred shares outstanding.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 7   PREFERRED STOCK, CONTINUED

SERIES B
--------
On April 30, 1999 as part of the East-West purchase the Company issued 400,000 shares of its Series B preferred stock, par value $0.001, convertible at 5 shares of common stock for each share of preferred stock converted. The Series B preferred shares have no preferences for the payment of dividends or liquidation preferences. The option to convert the stock to common shares was exercised on April 30, 2000. As of December 31, 2000, there were no Series B Preferred shares outstanding.

SERIES C
--------
The Company set up Series C preferred stock for the purpose of issuing stock in exchange for land in Tennessee. That transaction was canceled and the stock issued was voided. There is presently no Series C preferred stock outstanding.

SERIES D
--------
On October 3, 2000, the Company issued 2,000,000 shares of Series D preferred stock to Rent USA, Inc. in exchange for 5,000,000 shares of common stock in Rent USA, Inc. which was issued to Senior Care. The transaction had a stated value in the contract of $2,250,000. 5,000,000 shares of Rent USA represented 43.5% of the shares outstanding in that company as of the date of the transaction. The value was derived by dividing the book value per share of Rent USA into the number of common shares received by Senior Care as of the most recent available financial statements for that company which were as of September 30, 2000, only three days prior to the effective date of the transaction on October 3, 2000. A copy of the financial statements of Rent USA for the period ended September 30, 2000 is attached for your information as Exhibit 99.

NOTE 8 - COMMITMENTS

The Company has an equipment lease requiring payments of $320 per month which will expire in July, 2002.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 9 - STOCK BENEFIT PLAN

The Board of Directors authorized the 2000 Stock Option Plan under the terms of which stock options were given to certain officers and directors of the Company. A total of 584,792 shares of common stock were issued under the terms of the 2000 Stock Option Plan to officers and directors during the year 2000.

NOTE 10 - EARNINGS PER SHARE

The following table sets forth the computation of basic earnings per share for the period January 1, 2000 to December 31, 2000.

         Numerator:
                  Numerator for basic net profit per share           $  (71,361)
                                                                      ==========
         Denominator:
                  Denominator for basic loss per share - weighted
                    average shares outstanding                        13,339,001
                                                                      ==========

NOTE 11 - LITIGATION

The Company has been named in litigation in the ordinary course of its business. Management believes the resolution of the matter will have an immaterial effect on the Company's financial position and results of operations.

NOTE 12  - STOCK OPTION

On April 5, 1999, in connection with the acquisition of East-West, the Company's Board of Directors authorized the Company to grant a consultant the right to subscribe for and purchase up to 5,000,000 shares of the Company's common stock, $0.001 par value at an exercise price of $0.00083333 per share expiring on April 5, 2001. On April 5, 2000, the holder of the option returned the option to the Company marked void and it was canceled on the books of the Company.

Had this option been exercised, it would have resulted in the issuance of only 166,667 shares of Common stock due to the 30 to 1 reverse split which took effect on March 15, 2001.

NOTE 13 - SUBSEQUENT EVENTS

Reverse Split of Common Shares
------------------------------

On March 12, 2001, the Shareholders authorized and the Board of Directors voted that all holders of common stock would receive 1 share of common stock for each 30 shares owned as of March 15, 2001. This resulted in reducing the number of common shares outstanding as of that date from 13,399,001 to 466,634.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 13 - SUBSEQUENT EVENTS, CONTINUED

Purchase of Assets of Tri-National Development Corporation
----------------------------------------------------------

On March 28, 2001, Senior Care entered into agreements with Tri-National Development Corporation to purchase certain real estate assets of the company and agreed to assume all debt encumbering those real estate assets. The purchase of the assets became effective on April 30, 2001:

1.     THE HILLS OF BAJAMAR

Under the contract with Senior Care, 650 acres will be conveyed plus 100% of Tri-National's rights under the Option Agreement. The purchase price by Senior Care was $14,950,000, or in the area of $23,333 per acre. Senior Care paid 300,000 shares of Series F Convertible Preferred stock which is convertible into 20 shares of Senior Care Common stock for each share of Series F Preferred on a formula which allows 20% of the Preferred shares to be converted in the 24th month following the acquisition and 20% convertible on each 12th month anniversary date thereafter until all of the Preferred shares have been converted. Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Senior Care may repurchase a total of $11,262,481 in Series F Convertible Preferred by the issuance of Series I Preferred stock which will then be issued to Tri-National's Corporate Note holders.

2.   PLAZAS RESORT TIMESHARES AND COMMERCIAL PROPERTY

Senior Care purchased this property for $16,079,055. Senior Care assumed the outstanding mortgage on the property of $9,079,055 and will pay a total of $7,000,000 by issuing 150,000 shares of Series F Convertible Preferred stock. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

3.  PLAZA ROSARITO

Senior Care purchased this property for a total purchase price of $13,000,000 for the 15 acre undeveloped ocean front property and $20,200,000 for the 9 acres of developed land where the partially completed shopping center is located. The payment is being made by the issuance of 500,000 shares of Series F Preferred stock in Senior Care which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 13 - SUBSEQUENT EVENTS, CONTINUED

4.  PORTAL DEL MAR CONDOMINIUMS

Senior Care purchased a 2/3rds undivided interest in this property for $6,000,000 paying 50,000 shares of Series F Convertible Preferred which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Senior Care assumed its proportional share of the debt on this property. Senior Care's portion of that debt is approximately $600,000.

Recap of Tri-National Acquisitions:
----------------------------------

Senior Care purchased assets held by Tri-National's Mexican subsidiaries and assumed debt as follows:

Name of Property        Purchase Price          Debt Assumed        Net Assets Acquired
---------------------------------------------------------------------------------------

Hills of Bajamar        $14,950,000                                 $14,950,000

Plazas Resort           $16,079,055             $ 9,079,055         $ 7,000,000

Plaza Rosarito          $33,200,000                                 $33,200,000

Portal Del Mar          $ 6,000,000             $   600,000         $ 5,400,000
                        -----------             -----------         -----------
Total:                  $70,229,055             $ 9,679,055         $60,550,000


Because of the significance of these transactions, a pro forma financial statement showing the effect of these acquisitions on Senior Care's Balance Sheet for the quarter ended March 31, 2001 is attached as Exhibit 99.

NOTE 14 - SEGMENT INFORMATION

The Company has adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to stockholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers.

Senior Care has developed the following segment information, the first being from rental income which the Company receives from the rental of its income real property, Broadway-Acacia, Pecos Russell Business Center and Friendly Bear. The second is income received from the Noble Furniture manufacturing operation. Eventually, once income begins being derived from the sale of property which the Company holds for resale such as Evergreen Manor II, the Company will report that income as a segment as well.

Income from the rental property segment and expenses incurred in connection with that segment for the 12 month period ended is as follows [there was no separate reporting of segments during the year 1999 due to the fact that the Company was beginning its operations and had not yet identified segments]:

                                     1999                2000
                                 -------------        ------------

Rental Income                     $ 100,428           $  687,321
Less: General & Administrative
       Expenses                    (314,080)            (790,175)
                                  ---------            ---------
Loss Attributable to
 Rental Operations:               $(213,652)          $ (102,854)

Income and expenses incurred in connection with the Company's Noble Furniture operations are as follows:

Sales                                                 $5,282,355
Less: Cost of Good Sold                               (4,231,730)
                                                      ----------
Gross Profit on Sales                                  1,050,624
Less: Selling, General &
         Administrative Expenses                      (1,020,852)
                                                      ----------
Net Profit Before Taxes                                   29,772
Less: State Income Tax                                     3,223
                                                      ----------
Net Profit from Furniture Operations:                 $   26,549

ITEM 11 - ADDITIONAL INFORMATION

So far as the Company is aware, there are no other regulatory requirements which must be satisfied for a shareholder of Tri-National to tender Common shares held by them.

There are no pending legal proceedings relating to the Tender Offer and the Senior Care is unaware of any threat of litigation as a result of the reverse.

ITEM 12 - RECOMMENDATION OF BOARD OF DIRECTORS OF TRI-NATIONAL

The Board of Directors of Tri-National has recommended this transaction as a part of the complete restructuring of Tri-National and sales of its Mexican properties to Senior Care. The Tender Offer is being made in accordance with a memorandum of understanding executed between Senior Care and Tri-National, a copy of which is attached as Exhibit 10.1.

ITEM 13 - EXHIBITS

Exhibit 10.1 - Asset Purchase Agreement Between Tri-National and Senior Care

Exhibit 10.1(a) - Tender Offer Agreement

Exhibit 10.2 - Hills of Bajamar Contract

Exhibit 10.3 - Portal Del Mar Contract

Exhibit 10.4 - Plaza Del Sol and Beachfront Land Contract

Exhibit 10.5 - Plaza Resorts Contract

Exhibit 13 - Quarterly Report for the periods ended March 31, 2000 and March 31, 2001

Exhibit 23 - Consent of Ludlow & Harrison, CPAs

Exhibit 99 - Pro Forma Financial Statements

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Offeror certifies that it has reasonable grounds to believe that is meets all of the requirements for filing of Form TO and has duly caused this Tender Offer to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Los Angeles, State of California, on May 22, 2001.

     Senior Care Industries,  Inc.

     /s/ Mervyn A. Phelan, Sr.
     -------------------------------
     Chief Executive Officer, Chairman
     Of the Board of Directors & Director

     Senior Care Industries, Inc.

     /s/ Bob Coberly
     ------------------------------
     Chief Financial Officer & Director